FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 6/29/2017

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s presentation during its 2017 investor day.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Pablo Brizzio
Name:	Pablo Brizzio
Title:	Chief Financial Officer

Dated:	June 29, 2017

TERNIUM INVESTOR DAY 2017 SOLOMON R.GUGGENHEIM MUSUM. Thursday, June 29th, 2017

Forward-Looking Statements This presentation contains certain forward-looking statements and information relating to Ternium S.A. and its subsidiaries (collectively, “Ternium”) that are based on the current beliefs of its management as well as assumptions made by and information currently available to Ternium. Such statements reflect the current views of Ternium with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Ternium to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political conditions in the countries in which Ternium does business or other countries which have an impact on Ternium’s business activities and investments, changes in interest rates, changes in inflation rates, changes in exchange rates, the degree of growth and the number of consumers in the markets in which Ternium operates and sells its products, changes in steel demand and prices, changes in raw material and energy prices or difficulties in acquiring raw materials or energy supply cut-offs, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Ternium does not intend, and does not assume any obligation, to update these forward-looking statements. Ternium Investor Day 2017

Event Schedule 8:30am Registration and breakfast 9:15am Presentation by Daniel Novegil, CEO, and Ternium management 10:00am Q&A session 11:00am Closing remarks Ternium Investor Day 2017

Speakers Daniel Novegil, Chief Executive Officer Mr. Novegil, who has been Ternium’s CEO since 2005, is an Industrial Engineer from Universidad de Buenos Aires and has a Master of Science in Management degree from Stanford University. Mr. Novegil is a member of the Board of the World Steel Association. He is also a member of the Advisory Board of the Sloan Master Program of Stanford University. Pablo Brizzio, Chief Financial Officer Máximo Vedoya, Managing Director, Mexico Martín Berardi, Managing Director, Argentina Oscar Montero, Planning and Global Business Development General Director Sebastián Martí, Investor Relations Director Ternium Investor Day 2017

INDEX Safety and Environment Global Steel Markets Profile Ternium’s Markets Business Strategy Next Steps – Opportunities for Ternium Conclusion

SAFETY AND ENVIRONMENT

Safety Continuous performance improvement • 4-year long safety projects and Lost time injuries frequency rate (# of events / million hours worked) certification of facilities to be completed by year-end __ • OHSAS 18001 safety certification __ __ • Critical process program (DuPont 2.6 assistance) 1.4 1.1 0.9 • Deployment of new technology to improve safety performance 2011 2013 2015 2017 YTD worldsteel average • Video analytics: learning machine that analyzes images collected by 1,300 cameras • Online detection of non-compliance situations, new tool that helps implement preventive and corrective actions • 7 out of 10 safety criteria being digitally monitored Ternium Investor Day 2017

Environment Continuous reduction of Ternium’s environmental impact • ISO 14001 environmental certification ISO 14001 environmental certification (% of employees and contractors working in • 97% of employees working in certified certified production facilities) production facilities • LEED certification (Leadership in Energy & 97% Environmental Design) • U.S. Green Building Council 30% • First flat steel facility in Mexico with 2011 2013 2015 2017f LEED certification • New investments in best available technologies to reduce Ternium’s environmental impact mainly on: • Air emissions • Water discharges • By-products management Ternium Investor Day 2017

GLOBAL STEEL MARKETS

Global Steel Markets World ex-China with positive growth expectations • Strong expectations for U.S.’s steel Apparent steel use (ASU) ASU use growth based on: (y-o-y growth rate) (kg/pers) • Rebound of manufacturing industry 2016 2017f 2018f 2018f • Infrastructure investments World 1.0% 1.3% 0.9% 208 • China 1.3% 0.0% -2.0% 479 Upside potential to China’s steel consumption forecast, coupled with World ex China 0.7% 2.4% 3.1% 146 program to reduce excess capacity USA -4.7% 3.0% 2.9% 295 • India and ASEAN countries steel use Mexico 2.5% 1.4% 2.4% 200 expected to grow significantly Brazil -14.4% 2.8% 7.0% 94 • Mexico to continue to grow despite Argentina -20.1% 7.6% 6.0% 107 NAFTA renegotiation India + ASEAN 8.9% 6.2% 6.7% 89 • Argentina back to growth after macroeconomic transition in 2016 Source: worldsteel - SRO Apr 2017 / Alacero SRO Apr 2016 forecast: China 2016f= -4% and 2017f= -3% Ternium Investor Day 2017

Global Steel Markets NAFTA renegotiation status • No significant impact on shipments to U.S. international trade1 in 2016 industrial customers so far (USD billion) • NAFTA renegotiation as an opportunity to Export Import Trade Deficit Share improve treaty (rules of origin) China 116 463 579 -347 46% • Section 232 investigation in the U.S. might Japan 63 132 195 -69 9% lead to higher duties on imported steel Germany 49 114 163 -65 9% • Problem is China, not Mexico Mexico 231 294 525 -63 8% • U.S. trade deficit with China four times Canada 268 279 547 -11 1% higher than its trade deficit with Mexico + Others 732 928 1,660 -196 26% Canada. World 1,460 2,210 3,670 -750 100% • Mexico is a net importer of steel in NAFTA (trade deficit with the U.S. of more than 1 Source: US Department of Commerce 1 Trade is the addition of exports and imports million tons - majority of imports from U.S. are high-end steel products) Ternium Investor Day 2017

PROFILE

Profile Consistently superior performance • Focus on high margin value-added products EBITDA margin (% of net sales) 21% • Flexible production configuration 17% 17% 15% • Diversified cost structure 14% 14% 13% • Upstream and downstream integration Average 6% • Best practices 5% • Broad distribution network 2012 2013 2014 2015 2016 Ternium Peers range1 • Recruitment and retention of talent 1 Long steel Americas, global player, U.S. minimill and U.S. integrated (Source: Bloomberg) • Innovative culture, industrial expertise and long-term view Ternium Investor Day 2017

Profile Solid financial position and attractive dividend yield • 5% dividend yield1 in 2016 Dividends paid (USD per ADS) +54% • 54% dividend increase in last 5 years 1.00 • Agreement to acquire CSA to increase net 0.90 0.90 0.75 debt to EBITDA ratio to 1.50x - 1.75x by 0.65 3Q172 Dividend yield 2013 2014 2015 2016 2017 6% Ternium Net debt and net debt to EBITDA ratio Peers range3 5% (USD billion / last 12 months EBIDA) 4% 3% 1.7 3% 3% Average 0.9 1% 1% 1.3x 0.6x 2012 2013 2014 2015 2016 2012 2016 1 Dividend paid / yearly average share price (Bloomberg) 3 Long steel Americas, global player, U.S. minimill 2 Subject to completion of acquisition and U.S. integrated Ternium Investor Day 2017

TERNIUM’S MARKETS

Ternium’s Markets Well positioned in Latin America’s largest steel markets • Leading supplier of flat steel products in Mexico and Argentina • Participation in Usiminas controlling group • Agreement to acquire CSA in Brazil • Operations in Colombia, the U.S. and Central America Ternium’s steel shipments (2016) USA 4% Argentina 21% Mexico Colombia 66% 6% Other 3% Ternium Investor Day 2017

Ternium’s Markets – Mexico Mexican flat steel market growing consistently Most attractive steel market in Latin America Apparent flat steel use – Mexico (million tons) • 36% increase in flat steel consumption Local Imports 15.0 15.6 since 2011 12.6 11.5 • Opportunity to substitute imports of high-end products 58% 55% • Industrial market increasing relevance 2011 2013 2015 2017f • Strong measures to promote fair trade in Source: Alacero / Ternium estimates the NAFTA region Apparent flat steel use – Mexico • 32 cases against 35 countries (% share) Industrial Commercial • China with tariffs to most steel products 44% 42% 41% 38% • Renewal of 15% import tariff in Mexico (for countries with no trade agreements) 56% 58% 59% 62% 2011 2013 2015 2017f Source: Ternium estimates Ternium Investor Day 2017

Ternium’s Markets – Mexico Strong industrial steel demand • Light vehicle production expected to Light vehicle production continue growing (million units) 4.1 3.4 3.5 3.2 • Production up 14% YTD, to reach 4.1 2.9 2.9 million units in 2017 • New OEM capacity starting up during 2017 • Production expected to reach 4.6 million 2012 2013 2014 2015 2016 2017f Source: AMIA units by 2020 Construction spending • Home appliance and electrical equipment (billion of constant MXN) industries growing 6% YTD Private Government 300 • Construction activity up 2% YTD 200 • Private activity offsetting decrease in government investment 100 • Infrastructure investment expected to 0 improve in 2017 2012 2013 2014 2015 2016 Source: INEGI Ternium Investor Day 2017

Ternium’s Markets – Mexico Strong growth of Ternium’s shipments Ternium outpacing Mexican steel consumption Ternium steel shipments in Mexico (million tons) growth through import substitution +8% Industrial Commercial 6.4 5.9 • 500,000-ton shipment increase in 2016 5.6 5.0 5.0 • Volume growth higher in the automotive and 50% home-appliance industries 60% • Broader product range enabled by 50% 40% upgrading of re-rolling facility 2012 2013 2014 2015 2016 • Differentiation in the commercial market Ternium’s shipments growth in 2016 through value-added products and services (year-over-year % change) • Increasing customer digital connectivity 20% • Nationwide coverage through regional 11% distributors and distributors centers 4% 3% Automotive Home Construction Other appliance sectors Ternium Investor Day 2017

Ternium’s Markets – Mexico New investment targeting the industrial market • New hot-dipped galvanizing and pre-painting lines in Pesquería • High-end value-added products for the home-appliance, heating-ventilation-air conditioning (HVAC) and automotive industries • Annual production capacity of 300,000 tons of galvanized products and 120,000 tons of pre-painted products • Most advanced painting technology in Mexico • Expected start up: • Galvanizing: 2H 2019 • Pre-painting: 1H 2019 • Total investment of USD 260 million Ternium Investor Day 2017

Ternium's Markets – Argentina

Activity recovering in 2017 and positive outlook for 2018

- Economic reforms to improve Argentina's performance in following years:
  - 2016: GDP -2.2% / ASU -19%
  - 2017: GDP +2.6% / ASU +10%
  - 2018: GDP +3.0% / ASU +10%
- Factors that developed as expected:
  - Initial currency devaluation
  - Reduction of government subsidies
  - Ongoing recession in Brazil
- Factors that didn't develop as expected:
  - Delayed start up of government's infrastructure projects
  - Delayed new regulation framework for oil & gas industry
  - Currency real appreciation (deferring private sector investment projects)

Apparent flat steel use (ASU) – Argentina
(million tons)



-19%
+10%
+10%
2.8
3.1
2.5
2.7
3.0
2014
2015
2016
2017f
2018f

Source: Alacero / Ternium estimates

- Economy gaining momentum driven by:
  - Agriculture
  - Construction
  - Non-conventional oil & gas

Ternium Investor Day 2017

21

Ternium’s Markets – Argentina Activity recovering in 2017 and positive outlook for 2018 • Higher agro production and investment Agro equipment sales Implements Seeders (thousand units) Tractors Harvesters • Production: +14% in ’16/’17 season 20.4 +41% • Bright spots: sales of agro machinery 17.2 17.6 4.2 14.8 13.9 and pick-up trucks 3.0 • Construction activity gaining momentum, driven by government infrastructure investments 2012 2013 2014 2015 2016 1Q16 1Q17 • Vaca Muerta: shale oil & gas drilling Source: INDEC increasing in 2H’17 Cement shipments (million tons) +10% • Government price stimulus 11.9 12.2 12.0 11.4 10.9 • Restructured labor agreements 10.7 • USD7 billion recently announced investments in next 3 years • Government investment estimates: USD14 billion in 2017/18; USD15-20 billion per year from 2019 2012 2013 2014 2015 2016 2017f Source: AFCP / Ternium estimates Ternium Investor Day 2017

BUSINESS STRATEGY

Business Strategy Main elements of Ternium’s business strategy Envisioning Strategic Agenda • Leader in key markets, high • Expansion in North America, market share mainly Mexico • Focus on high-end and value- • Increase in high-end product added products offering • Differentiation • Operational excellence • Profit sustainability • Slabs supply strategy • Growth Ternium Investor Day 2017

Business Strategy Growth in Mexico: Leader in the Mexican flat steel market Ternium’s shipments to industrial 2005 - Hylsamex customers (million tons) 2007 - Grupo Imsa +65% 3.3 2.9 2013 - Industrial center at Pesquería 2.6 2.0 2.1 2013 - Tenigal 2016 - Techgen 2017 - New galvanizing and pre-painted lines 2012 2013 2014 2015 2016 Ternium Investor Day 2017

Business Strategy Differentiation through value-added products • Advanced high strength steel qualities for auto industry • Lighter vehicles • Increased cargo capacity for trucks • New functional coatings for home appliances • Textured and stainless steel-looking surfaces • Chrome-free systems (RoHS1 compliant) • Steel qualities for electric motors (lower energy loss) • Metallic and textured coatings for exposed surfaces • Increased light reflection (lower cooling requirements) • LEED compliant systems • High resistance and high toughness API qualities for natural gas pipelines (higher transportation yields) 1 Restriction of Hazardous Substances Ternium Investor Day 2017

Business Strategy Operational excellence to sustain profitability Breakthrough initiatives to increase differentiation and reduce costs • Customer integration • Labor productivity • Exiros • Working capital optimization • Logistics management • Contractors management • Energy efficiency • Continuous improvement Ternium Investor Day 2017

Business Strategy Slab supply strategy to provide a solid base for growth • Ternium short-slab since the acquisition of Slab purchases for Ternium Mexico Grupo Imsa in 2007 (million tons) +45% 3.7 • Decision to delay integration investments 2.5 following 2008/2009 downturn • Take advantage of world’s excess crude steelmaking capacity • Focus on industrial customers’ requirements • Capital expenditures shift towards 2012 2016 downstream investments • CSA acquisition as an opportunity to reduce Ternium’s short-slab position • Attractive transaction at lower price than replacement value • Integrating to gain operational flexibility • Opportunity to take CSA to its full potencial Ternium Investor Day 2017

Business Strategy Agreement to acquire CSA • CSA is a Brazilian state-of-the-art steel slab producer • 5 mtpy capacity of high-grade steel slabs • 490 MW combined cycle power plant • Deep-water harbor • Compact, efficient and environmentally friendly facility • Just-in-time iron ore supply (railroad) • Two million tons per year agreement to supply slabs to thyssenkrupp’s former Calvert re-rolling facility in the U.S., expiring in September 2019 • Completion of acquisition subject to satisfaction of all closing conditions, including Brazilian antitrust approval Ternium Investor Day 2017

NEXT STEPS - OPPORTUNITIES FOR TERNIUM

Next Steps Opportunities for Ternium in the next five years Strategic Agenda Next five years • Expansion in Mexico • Continue growing in the Mexican market • Increase in high-end product • Capitalize on the integration of offering CSA into Ternium’s industrial system • Operational excellence • Continue development of new • Develop market value high-end steel products potential relative to peers • Intensive use of IT/IS to achieve breakthroughs in operational excellence Ternium Investor Day 2017

Next Steps Capitalize on CSA to continue growing in the Mexican market Strong foundation to continue growing • Integrate CSA into Ternium to take it to its full potential • Reevaluate all downstream opportunities in Mexico • Increase competitiveness in the high-end steel market vis-à-vis imports • Improve customer service supported by higher operational flexibility • Customized steel products • Coordinated product development • Enhanced logistics • Realize cost reduction opportunities • Coordinated procurement effort (Exiros) • IT integration • Inventory optimization • Benchmarking Ternium Investor Day 2017

Next Steps - Operational Excellence SMART Factory • Ternium already completed two decisive stages in its IT evolution: • Technology base to maximize data availability, connectivity and processing power • Expanded that technology to the entire value chain • Next step: SMART Factory, a new concept of USER EXPERIENCE total interoperability ALGORITHMS & PREDICTION SMART • Social (employee skills and communication) INTEROPERABILITY Factory • INTERNET OF Mobile (ubiquity) THINGS • Analytics (and cognitive) • Robots (autonomous) Value Chain Expanded • Things (internet of things) Real Time Ternium Investor Day 2017

CONCLUSION

Conclusion • Consistently superior results in attractive steel markets in Latin America • Solid financial position and strong dividend payments • Successful implementation of business strategy geared toward sustainable profitable growth • CSA as an opportunity to grow and strengthen business in the region • Continued focus on generating long-term shareholder value Ternium Investor Day 2017

Ternium Investor Day 2017